Mail Stop 3561

April 21, 2009

Mark D. Klein, Chief Executive Officer
Alternative Asset Management Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, N.Y. 10022

> **Re: Alternative Asset Management Acquisition Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33629**

Dear Mr. Klein:

We have reviewed your filings and have the following comments. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 16, 2009

Signature Page

1.   Please include in your future filings the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that in your future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

Closing Comments

Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please feel free to contact Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or David Link, Senior Counsel, at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Paul D. Lapping, CFO
        Fax: (212) 469-2407